

07001692

SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 048181

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CG Menk & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1350 Dorsey Road Suite G

(No. and Street)

Hanover	Maryland	21076
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles G Menk, III (410) 859-2462

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reznick Group, P.C.

(Name – *if individual, state last, first, middle name*)

500 East Pratt Street Suite 200	Baltimore	Maryland	21202-3100
(Address)	(City)	(State)	(Zip Code)

RECD S.E.C.
FEB 26 2007
605

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 06 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CHarles G. Menk, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of C. G. Menk & Associates, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President and CEO

Title

STACY LYNN HILLIARD
NOTARY PUBLIC STATE OF MARYLAND
My Commission Expires October 6, 2009

Stacy Lynn Hilliard
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Reznick Group

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORT

C.G. MENK & ASSOCIATES, INC.

DECEMBER 31, 2006 AND 2005

C.G. Menk & Associates, Inc.

TABLE OF CONTENTS

Reznick Group

Reznick Group, P.C.
500 East Pratt Street
Suite 200
Baltimore, MD 21202-3100

Tel: (410) 783-4900
Fax: (410) 727-0460
www.reznickgroup.com

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
C.G. Menk & Associates, Inc.

We have audited the accompanying statements of financial condition of C.G. Menk & Associates, Inc. as of December 31, 2006 and 2005, and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of C.G. Menk & Associates, Inc. as of December 31, 2006 and 2005, and the results of its operations, the changes in stockholder's equity and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Reznick Group, P.C.

Baltimore, Maryland
February 13, 2007

C.G. Menk & Associates, Inc.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2006 and 2005

	2006	2005
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 41,197	$ 25,691
Certificate of deposit	-	10,185
Commissions receivable	20,006	2,417
Deposits and prepaid expense	3,331	3,356
Investment available for sale	11,901	10,554
Total current assets	76,435	52,203
FURNITURE AND EQUIPMENT, net of accumulated depreciation of $24,254 and $23,578	1,836	2,512
Total assets	$ 78,271	$ 54,715
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ -	$ 746
Total current liabilities	-	746
COMMITMENTS AND CONTINGENCIES	-	-
STOCKHOLDERS' EQUITY		
Common stock, $0.001 par value 500,000 authorized; 300,000 shares issued and outstanding at December 31, 2006; and 250,000 shares issued and outstanding at December 31, 2005	300	250
Additional paid-in capital	334,330	315,738
Accumulated deficit	(263,460)	(267,773)
Accumulated other comprehensive income	7,101	5,754
Total stockholders' equity	78,271	53,969
Total liabilities and stockholders' equity	$ 78,271	$ 54,715

See notes to financial statements

C.G. Menk & Associates, Inc.

STATEMENTS OF OPERATIONS

Years ended December 31, 2006 and 2005

	2006	2005
Revenue		
Commissions	$ 186,758	$ 134,565
Interest income	438	170
Other income	1,094	-
Realized gain on sale of investments available for sale	-	11,997
Total revenue	188,290	146,732
Expenses		
Advertising	1,437	403
Consulting fees	92,199	66,575
Contributions	200	325
Depreciation	676	4,425
Dues and subscriptions	1,180	1,195
Insurance	932	932
Office expense	9,626	13,267
Postage and delivery	1,060	967
Professional fees	8,594	7,879
Rent	41,542	45,495
Repairs and maintenance	395	675
Stock compensation	18,642	-
Taxes and licenses	3,823	3,486
Telephone	2,912	4,065
Travel and entertainment	759	590
Total expenses	183,977	150,279
Net income (loss)	$ 4,313	$ (3,547)
Income (loss) per common share	$ 0.01	$ (0.01)

See notes to financial statements

CG Menk & Associates, Inc

Statements of Changes in Stockholders' Equity

Years Ended December 31, 2006 and 2005

	Common stock		Additional paid-in capital	Accumulated deficit	Comprehensive income (loss)	Accumulated other comprehensive income	Total
	Shares	Amount					
Balance, December 31, 2004	250,000	$ 250	$ 315,738	$ (264,226)		$ 2,572	$ 54,334
Comprehensive loss							
Net loss	-	-	-	(3,547)	$ (3,547)	-	(3,547)
Other comprehensive income							
Unrealized gain on securities, net	-	-	-	-	3,182	3,182	3,182
Total other comprehensive loss					$ (365)		
Balance, December 31, 2005	250,000	250	315,738	(267,773)		5,754	53,969
Compensatory stock issued	50,000	50	18,592	-	-	-	18,642
Comprehensive income							
Net income	-	-	-	4,313	$ 4,313	-	4,313
Other comprehensive income							
Unrealized gain on securities, net	-	-	-	-	1,347	1,347	1,347
Total other comprehensive income					$ 5,660		
Balance, December 31, 2006	300,000	$ 300	$ 334,330	$ (263,460)		$ 7,101	$ 78,271

See notes to financial statements

C.G. Menk & Associates, Inc.

STATEMENTS OF CASH FLOWS

Years ended December 31, 2006 and 2005

	2006	2005
Cash flows from operating activities		
Net income (loss)	$ 4,313	$ (3,547)
Adjustments to reconcile net income (loss) to net cash provided by operating activities		
Compensatory stock issuance	18,642	-
Depreciation	676	4,425
Changes in assets and liabilities		
(Increase) decrease in commissions receivable	(17,589)	3,603
Decrease in deposits and prepaid expense	25	2,796
(Decrease) increase in accounts payable	(746)	746
Net cash provided by operating activities	5,321	8,023
Cash flows from investing activities		
Purchase of investments available for sale	-	(4,800)
Proceeds from sale of investments available for sale	-	3
Decrease (increase) in certificate of deposit	10,185	(143)
Net cash provided by (used in) investing activities	10,185	(4,940)
NET INCREASE IN CASH AND CASH EQUIVALENTS	15,506	3,083
Cash and cash equivalents, beginning of year	25,691	22,608
Cash and cash equivalents, end of year	$ 41,197	$ 25,691

See notes to financial statements

NOTE 1 - ORGANIZATION

C. G. Menk & Associates, Inc. (the Company), a Delaware corporation, was formed on January 27, 1995, for the purpose of providing clients with customized financial solutions to their retirement and short-term asset protection needs. The services provided are for individual and institutional customers in the Mid-Atlantic region, and Ohio and related consulting services. The Company operates its broker/dealer business as an introducing firm only.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting. As such, income is recognized in the period earned and expenses are recognized in the period incurred.

Income Recognition

Commission revenue is recorded on a trade-date basis.

Cash Equivalents

All highly liquid debt instruments with an original maturity of three months or less are considered to be cash equivalents. The Company considers interest bearing money market accounts due on demand as cash equivalents.

C.G. Menk & Associates, Inc.

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2006 and 2005

Commissions Receivable

Commissions receivable represent commissions due from various mutual fund families. Commissions receivable are charged to bad debt expense when they are determined to be uncollectible based upon a periodic review of the accounts by management. Accounting principles generally accepted in the United States of America require that the allowance method be used to recognize bad debts; however, the effect of using the direct write-off method is not materially different from the results that would have been obtained under the allowance method.

Furniture and Equipment

Furniture and equipment are carried at cost less accumulated depreciation. The provision for depreciation is computed by the straight-line method over the estimated useful lives of the assets for financial reporting purposes. Accelerated methods are used for income tax purposes.

Investment Securities

Investments classified as available for sale are those debt securities intended to be held for an indefinite period of time but not necessarily to maturity. Securities available for sale are carried at fair value. Unrealized gains or losses are reported as other comprehensive income. Realized gains or losses, determined on the basis of the cost or specific securities sold, are included in earnings.

Income Taxes

The stockholders of the Company have elected to be taxed in accordance with the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, in lieu of corporate income taxes, the individual stockholders are taxed on their proportionate share of the taxable income of the Company. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

Advertising

All costs associated with advertising are expensed in the year incurred.

Loss per Common Share

Loss per common share is based on net loss divided by the weighted average number shares outstanding. Weighted average common shares outstanding as of December 31, 2006 and 2005 were 288,056 and 250,000 shares, respectively.

NOTE 3 - FURNITURE AND EQUIPMENT

Furniture and equipment at December 31, 2006 and 2005 are as follows:

	2006	2005
Furniture and fixtures	$ 4,731	$ 4,731
Computer equipment	21,359	21,359
	26,090	26,090
Less accumulated depreciation	24,254	23,578
	$ 1,836	$ 2,512

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule, Rule 15c3-1, which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Under Rule 15c3-1, the Company is required to maintain net capital of not less than $5,000. The Company had net capital of $51,313 and $44,101 at December 31, 2006 and 2005, respectively, which satisfied the net capital requirements. The Company's ratio of aggregate indebtedness to net capital was 0.00 to 1 and 0.02 to1 at December 31, 2006 and 2005, respectively.

NOTE 5 - INVESTMENT SECURITIES

The amortized costs, gross unrealized gains and fair value of securities available for sale are as follows:

	Amortized cost	Gross unrealized gains	Fair value
December 31, 2006			
Corporate Securities - shares	$ 4,800	$ 7,101	$ 11,901
December 31, 2005			
Corporate Securities - shares	$ 4,800	$ 5,754	$ 10,554

Realized gains from the sale of securities available for sale were $11,997 for the year ended December 31, 2005. There were no gross realized gains or losses from sales of securities for the year ended December 31, 2006.

NOTE 6 - CAPITAL STOCK

In April 2006, the Company issued 50,000 shares of capital stock to three existing shareholders as compensation for their management of the Company. In accordance with Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment," the Company is required to measure the cost of employee service received in exchange for an award of equity instruments based on the grant-date fair value of those instruments. As such, the compensatory shares issued were valued at $0.37 per share, for a total of $18,642, and is included in the Statements of Operations.

NOTE 7 - RELATED PARTY TRANSACTIONS

Consulting Fees

The owners and members of the Board of Directors of the Company received commissions in the amounts of $92,199 and $66,575 for the years ended December 31, 2006 and 2005, respectively. The amounts are included in consulting fees in the accompanying financial statements.

C.G. Menk & Associates, Inc.

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2006 and 2005

NOTE 8 - CONCENTRATION OF RISK

The Company has agreements with numerous independent mutual fund families to originate the purchase and sales of mutual funds for the Company's clients. The owners of the Company are responsible for the majority of the revenue earned by the Company.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

The Company executed a lease for a copier/printer on November 27, 2001, which expired in 2005. Total rental expenses under the lease, which was included in office expense, was $5,490 for the year ended December 31, 2005.

A new lease for a copier/printer was executed on December 8, 2005 by the Company. The lease calls for 36 monthly lease payments beginning January 2006 and will expire on December 2008. Total rental expense under the lease, which is included in office expense, was $3,216

The Company executed a lease for postage equipment. Total rental expense under this lease, which was included in office expense, was $567 for the years ended December 31, 2006 and 2005.

The Company executed a lease for office space on April 3, 2002, which will expire in 2007. Total rental expense under the lease was $41,542 and $45,495 for the years ended December 31, 2006 and 2005, respectively.

Future minimum lease commitments for the operating lease as of December 31, 2006, are as follows:

	Equipment	Office space	Total
December 31, 2007	$ 4,432	$ 18,414	$ 22,846
2008	4,432	-	4,432
	$ 8,864	$ 18,414	$ 27,278

SUPPLEMENTAL INFORMATION

C.G. Menk & Associates, Inc.

SCHEDULES OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c3-1 OF THE SECURITIES AND
EXCHANGE COMMISSION

Years ended December 31, 2006 and 2005

	2006	2005
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Liabilities included in aggregate indebtedness	$ -	$ 746
COMPUTATION OF NET CAPITAL		
Total stockholders' equity from statements of financial condition	$ 78,271	$ 53,969
Less: Nonallowable assets		
Commissions receivable	(20,006)	(2,417)
Deposits and prepaid expense	(3,331)	(3,356)
Property and equipment	(1,836)	(2,512)
Net capital before haircuts on securities positions	53,098	45,684
Haircuts on securities		
Corporate securities - shares	(1,785)	(1,583)
Net haircuts on securities	(1,785)	(1,583)
Net capital	$ 51,313	$ 44,101
CAPITAL REQUIREMENTS		
Net capital required	$ 5,000	$ 5,000
Net capital in excess of requirements	46,313	39,101
Net capital, as shown above	$ 51,313	$ 44,101
Ratio of aggregated indebtedness to net capital	0 to 1	0.02 to 1

C.G. Menk & Associates, Inc.

RECONCILIATIONS OF AGGREGATE INDEBTEDNESS AND NET CAPITAL

Years ended December 31, 2006 and 2005

	2006	2005
RECONCILIATION WITH COMPANY'S COMPUTATION		
Aggregate indebtedness, as reported in Company's Part II (Unaudited) Focus Report	$ -	$ 746
Changes as noted during audit		
None noted	-	-
Aggregate indebtedness per schedule of computation of aggregate indebtedness and net capital	$ -	$ 746
Net capital, as reported in Company's Part II (Unaudited) Focus Report	$ 51,105	$ 39,930
Changes as noted during audit		
Undeposited commission revenue	208	-
Unrealized gain on corporate securities - shares	-	5,754
Haircut on securities - corporate securities - shares	-	(1,583)
Net capital per schedule of computation of aggregate indebtedness and net capital	$ 51,313	$ 44,101

C.G. Menk & Associates, Inc.

EXEMPTION FROM REQUIREMENTS UNDER SEC RULE 15c3-3

Years ended December 31, 2006 and 2005

The Company claims exemption under provisions of SEC Rule 15c3-3k(2)(i) and was in compliance with the conditions of such exemption.

The Company is not required to furnish information relating to possession or control requirements because it is exempt from SEC Rule 15c3-3.

C.G. Menk & Associates, Inc.

SIPC ASSESSMENT

Years ended December 31, 2006 and 2005

The Company, as a member of the Securities Investor Protection Corporation, has been assessed and has paid their $150 fee for the years ended December 31, 2006 and 2005.

Reznick Group

Reznick Group, P.C.
500 East Pratt Street
Suite 200
Baltimore, MD 21202-3100

Tel: (410) 783-4900
Fax: (410) 727-0460
www.reznickgroup.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors and Stockholders
C.G. Menk & Associates, Inc.

In planning and performing our audits of the financial statements and supplementary schedules of C.G. Menk & Associates, Inc. for the years ended December 31, 2006 and 2005, we considered its internal control, including control activities for safeguarding assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the basic financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the regulations for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Atlanta ■ Baltimore ■ Bethesda ■ Charlotte ■ Chicago ■ Los Angeles ■ Sacramento ■ Tysons Corner

Because of the inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities over safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 and 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Reznick Group, P.C.

Baltimore, Maryland
February 13, 2007

END